

Mail Stop 4561

February 1, 2010

Hong Mei Ma
President
Vibe Ventures Inc.
Room 1707, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, PR China

> Re: **Vibe Ventures Inc.**
> **Registration Statement on Form S-1**
> **Filed on January 26, 2010**
> **File No. 333-164081**

Dear Mr. Ma:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. In this regard we note that you have failed to include an Independent Auditor's consent as required by Item 601(b)(23) of Regulation S-K.

You are advised that we will not recommend acceleration of the effective date of the registration statement as filed and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

Please submit a substantive amendment to correct the deficiency or a request for withdrawal of the filing.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 if you have questions. If you need further assistance you may call the undersigned at (202) 551-3462.

Sincerely,

Mark P. Shuman
Legal Branch Chief